

03014383

UNITED STATES
~~IES~~ AND EXCHANGE COMMISSION
Washington, D.C. 20549

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~~ANN~~UAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~47~~

~~RECEIVED~~
MAR 2 8 2003

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __February 1, 2002__ AND ENDING __January 31, 2003__
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SMC Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__4000 West 114th Street, Suite #160__
                    (No. and Street)

__Leawood__   __KS__   __66211__
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Bruce E. Bower__   __(913)661-1650__
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Henderson Warren & Eckinger PC, PA__
             (Name – *if individual, state last, first, middle name*)

__9300 West 110th Street, Suite #600 Overland Park, KS 66210__
     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

APR 04 2003

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, _____Bruce E. Bower_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____SMC Financial, Inc._____, as of _____January 31_____, 20_03_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

CYNTHIA L. GLENN
Notary Public
State of Kansas
My Appointment Expires 12/30/06

_____
Notary Public

_____
Signature

_____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Control Structure.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SMC FINANCIAL, INC.

STATEMENTS OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL STRUCTURE

FOR THE YEARS ENDED JANUARY 31, 2003 AND 2002

SMC FINANCIAL, INC.

TABLE OF CONTENTS



HENDERSON WARREN & ECKINGER PC, PA

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
SMC Financial, Inc.
Leawood, Kansas

We have audited the accompanying statements of financial condition of SMC Financial, Inc. as of January 31, 2003 and 2002, that you are filing pursuant to rule 17a-5 under the Securities Act of 1934. These statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SMC Financial, Inc. as of January 31, 2003 and 2002, in conformity with accounting principles generally accepted in the United States.

Henderson Warren & Eckinger PC, PA

February 21, 2003

CORPORATE WOODS BLDG. 55
9300 WEST 110TH STREET, SUITE 600
OVERLAND PARK, KANSAS 66210
PH: 913-491-4144   FAX: 913-491-6821

SMC FINANCIAL, INC.

STATEMENTS OF FINANCIAL CONDITION

JANUARY 31, 2003 AND 2002

ASSETS

	2003	2002
CURRENT ASSETS		
Cash	$ 12,126	$ 10,772
Recoverable income taxes	-	1,197
Total current assets	$ 12,126	$ 11,969

LIABILITIES AND STOCKHOLDER'S EQUITY

	2003	2002
STOCKHOLDER'S EQUITY		
Common stock, $.10 par value, 10,000 shares authorized, 1,000 shares issued and outstanding	100	100
Additional paid-in capital	11,900	11,900
Retained earnings (deficit)	126	(31)
	$ 12,126	$ 11,969

See accompanying notes to the financial statements.

SMC FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS

JANUARY 31, 2003 AND 2002

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

SMC Financial, Inc. (the Company) is a Kansas corporation formed for the purpose of conducting business as a broker/dealer in securities. The Company primarily serves individual customers in Kansas and Missouri.

The Company operates under the provision of Paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(1) provide that the Company's business is limited to mutual funds and variable annuities, and it promptly transmits all customer funds and securities received in connection with this activity as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of three months or less, other than securities held for sale in the ordinary course of business.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

NOTE 2 - INCOME TAXES

As of January 31, 2003, the Company has a net operating loss carryforward for federal and state income tax purposes totaling $172 and $8,154, respectively, to offset future taxable income. These loss carryforwards expire in 2022 for federal and state income tax purposes, unless utilized sooner.

NOTE 3 - NET CAPITAL REQUIRMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company has a net capital requirement of $5,000. At January 31, 2002 and 2001, the Company had net capital of $12,126 and $10,772, and a ratio of aggregate indebtedness to net capital of 0 to 1.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company executes business, by subscription, in variable annuity contracts and load mutual funds for Wealth Management Advisors, Inc., a registered investment advisor owned by the Company's stockholder. For the years ended January 31, 2003 and 2002, the Company paid $231,000 and $243,000, respectively, in management fees to Wealth Management Advisors, Inc. for various expenses such as salary, rent, utilities and other expenses.

SUPPLEMENTARY INFORMATION



HENDERSON WARREN & ECKINGER PC, PA

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors
SMC Financial, Inc.
Leawood, Kansas

In planning and performing our audits of the financial statements of SMC Financial, Inc., for the years ended January 31, 2003 and 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by SMC Financial, Inc., including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making the quarterly securities examinations, counts, verifications and comparisons.

(2) Recordation of differences required by Rule 17a-13;

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2003 and 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Henderson Warren & Ellinger PC, PA

February 21, 2003